April 13, 2009

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Mark Webb, Legal Branch Chief

Re:	Responses to Comments on the Registration Statement on Form 10 filed by
Floridian Financial Group, Inc. on February 27, 2009
(File No. 000-53589)

Dear Mr. Webb:

Floridian Financial Group, Inc. (the “Company”) hereby provides the following responses in reply to the Staff’s comment letter dated March 30, 2009 (the “Comment Letter”) in connection with the above-referenced Registration Statement and certain related documents.

The responses to the Staff’s comments are numbered to relate to the corresponding comments in the Comment Letter. For your convenience, each of the Company’s responses is preceded with an italicized recitation of the corresponding comment in the Comment Letter.

Concurrently with the filing of this letter, the Company is filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to Registration Statement on Form 10 (the “Amendment”), to revise and supplement the disclosure as requested by the Staff in the Comment Letter. In order to facilitate your review, together with a hard copy of this letter, the Company’s counsel is forwarding to you copies of the Amendment, which are marked to show changes from the Registration Statement that was initially filed with the Commission on February 27, 2009. The page numbers referenced in this correspondence refer to the page number of the Amendment.

Securities and Exchange Commission

Division of Corporation Finance

April 13, 2009

Form 10 filed February 27, 2009

General

1.

Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Response: The Company is aware of the timing of the Form 10 and its effectiveness and intends to address all of the Staff’s comments prior to the lapse of the 60 day period. The Company further acknowledges that the effectiveness of the Form 10 will commence its periodic reporting obligations.

Item 1. Business – Growth Strategy, page 3

2.	Please discuss the methods the Company intends to utilize in order to fund the acquisitions it contemplates in its growth strategy.

Response: In response to the Staff’s comment, the disclosure on page 3 has been revised to discuss the methods the Company intends to use to fund future acquisitions.

Item 1. Business – Commercial Real Estate, page 6

3.

Please disclose the portion of the Company’s commercial real estate loan portfolio that consists of commercial construction loans. If the amount of commercial construction loans that are included in commercial real estate loans is material, please include a separate line item and narrative disclosures regarding commercial construction loans here and elsewhere in the document as appropriate.

Response: In response to the Staff’s comment, the portion of the Company’s commercial real estate loan portfolio that consists of commercial real estate construction loans has been disclosed on page 6. Given that commercial real estate construction loans represents less than 10% of the total loan portfolio, Statistical Guide 3 does not require further description of this segment of the loan portfolio. The Company believes that this percentage is not material, and therefore, no further disclosure was included in the Registration Statement.

Item 1. Business – Regulatory Considerations, page 10

4.	Include discussions of the Emergency Economic Stabilization Act and the American Recovery and Reinvestment Act and their impact on the workings of the Company.

Response: In response to the Staff’s comment, the disclosure on page 10 has been revised to discuss the impact on the Company of the Emergency Economic Stabilization Act. The Company notes that it has elected not to participate in TARP, and therefore is not subject to the executive compensation restriction of the American Recovery and Reinvestment Act.

Securities and Exchange Commission

Division of Corporation Finance

April 13, 2009

Item 1A. Risk Factors – Risks Related to Our Business . . ., page 19

5.

In order to provide a well-balanced disclosure, please include a Risk Factor that provides disclosure related to the risks associated with the fact that as of December 31, 2008 Orange Bank of Florida did not have sufficient total capital for it to qualify as a “well-capitalized” institution under federal banking regulations.

Response: The Company acknowledges that Orange Bank of Florida was not “well-capitalized” as of December 31, 2008; however, the Company respectfully disagrees that this should be disclosed as a Risk Factor. As disclosed on page 30 and Note 16 to the Company’s consolidated financial statements, as of December 31, 2008, the Company was well-capitalized and, subsequent to year-end, the Company made additional capital contributions to Orange Bank of Florida to allow Orange Bank of Florida to qualify as a “well-capitalized” institution under federal banking regulations. The Company has revised the disclosure on page 30 and Note 16 to disclose the additional capital contribution.

Item 1A. Risk Factors – Difficult market conditions . . ., page 19-20

6.

The disclosure relating to the Company’s expectations for increased regulation and government oversight does not correspond with the title of this Risk Factor. Please separate this Risk Factor into two separate Risk Factors or amend the title to more accurately reflect the disclosures.

Response: In response to the Staff’s comment, the risk factor title has been amended to read “Difficult market conditions and economic trends have adversely affected our industry and our business and may lead to increased government regulation” to more accurately reflect the risk factor discussion.

Item 1A. Risk Factors – Our loan portfolio is heavily concentrated . . ., page 23

7.

As applicable, please expand to include a discussion of how the different types of the Company’s mortgage loans (commercial, investment residential mortgages, construction, etc.) impact the Company’s risk of having a heavy concentration of properties in Central Florida.

Response: In response to the Staff’s comment, this Risk Factor has been expanded to discuss the risks of the loan portfolio allocation among the various loan classes.

Item 1A. Risk Factors – The Banks must comply with the Bank Secrecy Act . . ., page 25

8.	Please explain why the Company determined that compliance with the Bank Secrecy Act rather than compliance with many other applicable statutes and regulations is a Risk Factor.

Response: While the Company acknowledges that it and its subsidiary banks are subject to a myriad of laws and regulations, the Company believes that the Bank Secrecy Act requires special mention. Since 2004, federal banking regulators and examiners have been extremely aggressive in their supervision and examination of financial institutions located in the State of Florida with respect to the institution’s BSA/AML compliance.  Consequently, numerous formal enforcement actions have been issued against Florida financial institutions. Further, due to the high penalties that can be assessed for a BSA/AML violation such as the possibility of criminal prosecution, the

Securities and Exchange Commission

Division of Corporation Finance

April 13, 2009

risk of forfeitures of assets and property and the imposition of civil and criminal penalties, as well as possible (i) imposition of bank regulatory enforcement actions (such as a Memorandum of Understanding, Letter Agreement or Cease and Desist Order); (ii) removal of institution-affiliated parties (i.e., officers and directors); (iii) loss of deposit insurance coverage; (iv) appointment of a conservator; and (v) revocation of a bank charter, the Company believes investors should be alerted to this risk, which is more acute for a financial institution operating in Florida.

Item 2. Management’s Discussion and Analysis – Loan Loss Allowance, page 39

9.

We note your allowance for loan losses increased by approximately $1.5 million during 2008 due to the Orange acquisition. Please tell, and revise to discuss, how you applied the guidance of SOP 03-3 in your accounting treatment.

Response: As required in SOP 03-3, the loans were brought over at present value of their expected cash flows. The Company’s presentation inadvertently reflected the pre-acquisition allowance. This presentation has been revised.

Item 6. Executive Compensation – Director Compensation Table, page 58

10.	If applicable, please include any compensation earned by Director Bulko in 2008. Refer to Item 402(r) of Regulation S-K.

Response: As a result of receiving this comment from the Staff, the Company completely reviewed its compensation disclosure. Mr. Bulko, although solely an executive officer of one of the subsidiaries of the Company, has been determined to be disclosable as a “named executive officer” in the Summary Compensation Table. The Company has made the necessary required changes in the compensation section. Further, Director Bulko’s director compensation is now reflected in the Summary Compensation Table.

11.

Please include the cash fees earned by the Company’s directors for service on the Boards of the Banks in the Fees Earned column of the Director Compensation table. The Company may elect to disclose in a footnote the amounts earned through service on the Board of the different entities.

Response: In response to the Staff’s comment, the disclosure on page 60 has been revised.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 58

12.	If true, please disclose that all loans made to the Company’s directors and officers are performing in accordance with their terms.

Response: In response to the Staff’s comment, the disclosure on page 61 has been revised.

13.

If true, please disclose that the terms of the lease agreement the Company has with First Team Properties were negotiated at arms length and were made on substantially the same terms as would be available if the Company had entered into a similar agreement with an unaffiliated third party.

Response: In response to the Staff’s comment, the disclosure on page 61 has been revised.

Securities and Exchange Commission

Division of Corporation Finance

April 13, 2009

Floridian Financial Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1 – Nature of Business and Summary of Significant Accounting Policies

General

14.

We note in Exhibit 10.9 that your initial capital contribution to the joint venture (exhibit A, page 18) with FBC Mortgage, LLC was 50%; however, on pages 4 and 28 of the registration statement you indicate your ownership is 49%. Please revise to clarify. In this regard, revise your financial statements to disclose your joint venture/consolidation accounting policy.

Response: An incorrect version of the Operating Agreement was inadvertently filed with the Form 10. The Company has filed the correct version of the Operating Agreement with Amendment No. 1 to the Form 10, which correctly shows that the Company’s ownership of the joint venture is 49%.

Note 1 – Business Combination, Page F-13

15.	We note your disclosure regarding the acquisition of Orange, please address and revise as necessary, the following:
▪	tell us how you determined Floridian was the accounting acquirer (refer to SFAS 141 paragraphs 15-19);

Response: The Company determined Floridian was the accounting acquirer, based on a qualitative as well as quantitative analysis. The primary factors considered are as follows:

Criteria	Floridian	Orange	Indicated Acquirer
Legal acquirer?	Yes	No	Floridian
Voting rights %	47%	53%	Orange
Large minority interest block?	No	No	N/A
Board seats (in addition to the 3 independent seats)	4	4	N/A (1) (note 3 Board members, including Chair, were filled independently)
Senior management (in addition to the 2 independent positions)	2 President/COO CFO	1 Vice Chair	Floridian (note 2 management positions, the CEO and Secretary, were filled independently)

Securities and Exchange Commission

Division of Corporation Finance

April 13, 2009

Terms	N/A	N/A	N/A (2)
Retain or lose name at merger	Retain	Lose	Floridian
Relative size	Smaller	Larger	Orange
Retain or lose Headquarters	Retain	Lose	Floridian
Does Company have existing holding company necessary to effectuate merger?	Yes	No	Floridian
Conclusion			Floridian

(1) Note: subsequent to merger, one former Orange Bank board member resigned, as such current number of board members from Orange is 3 and Floridian is 4. Intention is to leave Board at 10 persons. Indicator - Floridian

(2) Footnote 9 of paragraph 17e of SFAS 141 indicates this criterion is only considered if securities to be exchanged are publicly traded. Thus, although Orange shareholders are receiving an apparent premium, this factor indicating Floridian is the acquirer is not weighted. Indicator – Floridian

▪	please revise to disclose all of the required disclosures of SFAS 141 (refer to paragraphs 51-57, as well as appendix C);

Response: The Company has updated its disclosure to ensure all of the required disclosures of SFAS 141 are included.

▪	we note from other disclosures throughout the filing that the acquisition of Orange included the issuance of stock options. Tell us how your purchase price of $19,838 considers the options issued; and

Response: The $19,838 was the value of the stock. The value of the options was $584, valued using Black-Scholes, and as such the total purchase value was $20,422. The disclosure was appropriately updated.

▪

tell us how you determined the value (i.e. $10) of the common stock issued. In this regard, reconcile the $10 stock price in the Orange acquisition in March 2008 to the $12.50 stock price in the June 2008 private placement transaction (as discussed on page 61).

Response: As discussed in the Registration Statement, the Company’s common stock was valued at $10.00 per share in determining the ratio for exchanging shares of the Orange Bank of Florida for shares of the Company’s common stock. The negotiation of the definitive agreement for the merger was concluded in October 2007. Subsequently, the Company’s common stock was valued by an independent valuation firm, which valued the Company’s common stock at $10.00 per share as of December 31, 2007.

Securities and Exchange Commission

Division of Corporation Finance

April 13, 2009

Subsequent to the closing of the merger between Orange Bank of Florida and the Company, the Company’s Board of Directors determined that raising additional capital would be in the best interest of the Company. The Company’s Board of Directors determined that each share of the Company’s common stock should be valued at $12.50. The Board of Directors believed that the increase of $2.50 was warranted due to (i) the addition of eight highly experienced directors and four highly experienced members of management in 2008; (ii) the increased ability of the Company to become profitable due to the increase in the size of the Company’s interest-earning assets; and (iii) the increased likelihood that the Company would continue its rapid expansion.

General

16.	Please note the updating requirements of Rule 8-08 of Regulation S-X.

Response: The Company notes the updating requirement of Rule 8-08 of Regulation S-X and respectfully informs the Staff that no updating was required.

* * *

The Company further acknowledges that:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is available to discuss any of its responses with you at your convenience. Should you have any questions or want to discuss these matters further, please contact the Company’s counsel, Gregory K. Bader of Gunster, Yoakley & Stewart, P.A., at (954) 713-6407, or David C. Scileppi of Gunster at (954) 713-6433, or the undersigned at (386) 274-6024.  Facsimile transmissions may be made to the undersigned at (954) 523-1722.

Very truly yours,

Floridian Financial Group, Inc.

By:	/s/ John D. Waters
John D. Waters
Chief Financial Officer